Earnings Release
ELBIT SYSTEMS REPORTS
SECOND QUARTER 2025 RESULTS

Order backlog at $23.8 billion; Revenues of $2.0 billion; GAAP net income of $125.7 million; Non-GAAP net income of $151.0 million; GAAP net EPS of $2.69; Non-GAAP net EPS of $3.23

Haifa, Israel, August 13, 2025 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the second quarter ended June 30, 2025.

In this release, the Company is providing US-GAAP results as well as non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 11 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

Elbit Systems delivers strong financial results, with revenues growing 21% year over year and non-GAAP EPS up 55%, as well as strong free cash flow generation; leveraging strong domestic and global demand and presence. Elbit Systems continues its upward momentum, driven by sustained demand for its proven technologies and solutions. The Company’s long-term strategy and investments have positioned the Company for continued future growth. Elbit Systems' robust presence in Europe, built through subsidiaries, production infrastructure, and strategic partnerships, has laid the groundwork for securing major contracts that strengthen customer relationships. Elbit Systems' dedicated employees worldwide continue to be the driving force behind these milestones."

Second quarter 2025 results:

Revenues in the second quarter of 2025 were $1,972.7 million, as compared to $1,626.2 million in the second quarter of 2024.

Aerospace revenues increased by 12% in the second quarter of 2025, as compared to the second quarter of 2024, mainly due to increased Precision Guided Munition (PGM) sales in Israel and Asia Pacific and UAS sales in Europe. C4I and Cyber revenues increased by 21%, mainly due to radio systems and command and control systems sales in Israel and Europe. ISTAR and EW revenues increased by 15%, mainly due to Electro-Optic systems sales in Israel and Electronic Warfare systems sales in Europe. Land revenues increased by 45%, due to ammunition and munition sales in Israel and Europe. Elbit Systems of America revenues increased by 4%, due to the increase in Maritime and Warfighters systems sales.

For distribution of revenues by segments and geographic regions see the tables on page 10.

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GAAP gross profit in the second quarter of 2025 was $472.9 million (24.0% of revenues), as compared to $389.7 million (24.0% of revenues) in the second quarter of 2024. Non-GAAP(*) gross profit amounted to $480.4 million (24.4% of revenues) in the second quarter of 2025, as compared to $396.2 million (24.4% of revenues) in the second quarter of 2024.

Research and development expenses, net were $129.7 million (6.6% of revenues) in the second quarter of 2025, as compared to $116.8 million (7.2% of revenues) in the second quarter of 2024.

Marketing and selling expenses, net were $91.5 million (4.6% of revenues) in the second quarter of 2025, as compared to $87.7 million (5.4% of revenues) in the second quarter of 2024.

General and administrative expenses, net were $93.9 million (4.8% of revenues) in the second quarter of 2025, as compared to $68.7 million (4.2% of revenues) in the second quarter of 2024. The increase in general and administrative expenses, net in the second quarter of 2025, was mainly due to one-time expenses incurred during the current quarter. General and administrative expenses, net during the second quarter of 2024 were lower than average of 2024.

GAAP operating income in the second quarter of 2025 was $157.8 million (8.0% of revenues), as compared to $116.5 million (7.2% of revenues) in the second quarter of 2024. Non-GAAP(*) operating income was $175.1 million (8.9% of revenues) in the second quarter of 2025, as compared to $130.5 million (8.0% of revenues) in the second quarter of 2024.

Financial expenses, net were $31.2 million in the second quarter of 2025, as compared to $29.1 million in the second quarter of 2024.

Taxes on income were $7.1 million (effective tax rate of 5.6%) in the second quarter of 2025, as compared to $11.3 million (effective tax rate of 13.2%) in the second quarter of 2024. The decrease in effective tax rate for the second quarter of 2025, was mainly due to the increase in deferred tax assets and the settlement of tax assessments.

GAAP net income attributable to the Company's shareholders in the second quarter of 2025 was $125.7 million (6.4% of revenues), as compared to $78.4 million (4.8% of revenues) in the second quarter of 2024. The increase in net income attributable to the Company's shareholders in the second quarter of 2025 was in line with the increase in the Company's activity and order backlog. Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2025 was $151.0 million (7.7% of revenues), as compared to $92.7 million (5.7% of revenues) in the second quarter of 2024.

GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2025 were $2.69, as compared to $1.76 in the second quarter of 2024. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $3.23 for the second quarter of 2025, as compared to $2.08 for the second quarter of 2024.

The Company’s order backlog as of June 30, 2025 totaled $23.8 billion. Approximately 68% of the current backlog is attributable to orders outside of Israel. Approximately 46% of the order backlog is scheduled to be performed during the remainder of 2025 and 2026.

Cash flow provided by operating activities in the six months ended June 30, 2025 was $304.0 million, as compared to $26.0 million in the six months ended June 30, 2024. The cash flow in the six months ended June 30, 2025 was affected mainly by the strong increase in net income.
* see page 11

Earnings Release

Impact of recent conflicts in the Middle East on the Company:

The “Swords of Iron” war, which began on October 7, 2023, after the Hamas terrorists attack on Israeli civilian and military targets, followed by attacks from Iran and other terrorist organizations on different fronts including Hezbolla in Lebanon, the Houthi movement in Yemen and rebel militia in Syria, is still on-going, albeit in varied intensity levels. On June 13 2025, the conflict between Israel and Iran escalated into high intensity mutual violent attacks which lasted until a cease fire was declared on June 24, 2025.

Since the commencement of the "Swords of Iron" war, Elbit Systems has experienced a material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. At the same time, the Company and its subsidiaries around the world continue to conduct their business in international markets. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

The majority of the Company's facilities in Israel continue to operate uninterrupted. Some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages, limitations imposed by some countries on exports to Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken a number of steps to protect the safety and security of its employees in Israel and abroad, to support increased production, mitigate existing and potential supply chain disruptions and to maintain business continuity, including increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduling deliveries to certain customers as necessary and maintaining increased inventories. As of June 30, 2025, the percentage of employees called up for reserve duty was approximately 5%. This rate could fluctuate depending on future developments.

The extent of the effects of the recent conflicts in the Middle East on the Company's performance will depend on future developments that are difficult to predict at this time, including their duration and scope. We continue to monitor the situation closely.

Earnings Release

Recent Events:

On May 21, 2025, the Company announced the public offering of 1,365,450 ordinary shares at a price to the public of $375 per share. In addition, the Company granted the underwriters of the offering a 30-day option to purchase from the Company 204,817 additional ordinary shares at the public offering price, less underwriting discounts and commissions, which was exercised in full by the underwriters, as reported by the Company on May 23, 2025. All ordinary shares sold in the offering were offered by the Company and listed for trading on the Nasdaq Global Select Market. On May 23, 2025, the Company announced the closing of the offering, with total gross proceeds of approximately $588.8 million.

On June 3, 2025, the Company announced that S&P Global Ratings Maalot Ltd., an Israeli rating agency (“Maalot”), issued its rating report regarding Elbit Systems (the "Rating Report"). In its Rating Report, Maalot raised its long term rating to "ilAA+" (on local scaling) with a stable outlook regarding the Company's Series B, C and D Notes, and reaffirmed its short term rating of "ilA-1+" (on local scaling) regarding the Company's Commercial Paper.

On July 28, 2025, the Company announced that it was awarded a contract worth approximately $260 million by Airbus Defence and Space to supply its J-MUSIC™ Directed Infrared Counter Measures (DIRCM) self-protection systems, for installation on the German Air Force A400M transport aircraft. The contract, to be executed over a 6-year period, follows a procurement decision by the Federal Office for Equipment, Information Technology and Operations of the Bundeswehr.

On August 11, 2025, the Company announced that it was awarded two contracts in an aggregate amount of approximately $260 million for the supply of advanced airborne munitions to the Israel Ministry of Defense.

Dividend:

The Board of Directors declared a dividend of $0.75 per share. The dividend’s record date is October 14, 2025. The dividend will be paid on October 27, 2025, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, August 13, 2025, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release
About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $2.0 billion in revenues for the three months ended June 30, 2025 and an order backlog of $23.8 billion as of such date.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the

Earnings Release
Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	As of June 30, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	$109,112	$265,351
Short-term bank deposits	739,799	1,330
Trade and unbilled receivables and contract assets, net	3,082,612	2,942,886
Other receivables and prepaid expenses	443,725	371,918
Inventories, net	2,945,404	2,773,696
Total current assets	7,320,652	6,355,181

Investments in affiliated companies and other companies	127,946	126,007
Long-term trade and unbilled receivables and contract assets	655,606	516,299
Long-term bank deposits and other receivables	54,571	67,510
Deferred income taxes, net	48,363	34,064
Severance pay fund	236,710	223,167
Total	1,123,196	967,047

Operating lease right of use assets	507,929	527,075
Property, plant and equipment, net	1,307,386	1,276,948
Goodwill and other intangible assets, net	1,837,782	1,845,345
Total assets	$12,096,945	$10,971,596

Liabilities and Equity
Short-term bank credit and loans	$356,200	$450,856
Current maturities of long-term loans and Series B, C and D Notes	80,322	74,561
Operating lease liabilities	93,044	84,912
Trade payables	1,475,005	1,343,816
Other payables and accrued expenses	1,375,376	1,207,717
Contract liabilities	2,314,071	2,149,306
Total current liabilities	5,694,018	5,311,168

Long-term loans, net of current maturities	18,113	27,395
Series B, C and D Notes, net of current maturities	228,107	278,529
Employee benefit liabilities	487,239	454,334
Deferred income taxes and tax liabilities, net	102,224	73,916
Contract liabilities	828,755	816,796
Operating lease liabilities	459,481	454,057
Other long-term liabilities	333,015	274,421
Total long-term liabilities	2,456,934	2,379,448

Elbit Systems Ltd.'s equity	3,941,618	3,277,540
Non-controlling interests	4,375	3,440
Total equity	3,945,993	3,280,980
Total liabilities and equity	$12,096,945	$10,971,596

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for share and per share amounts)

	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024	Year ended December 31, 2024
Revenues	$3,868,460	$3,180,108	$1,972,659	$1,626,157	$6,827,871
Cost of revenues	2,941,240	2,416,274	1,499,748	1,236,472	5,186,051
Gross profit	927,220	763,834	472,911	389,685	1,641,820

Operating expenses:
Research and development, net	243,937	215,320	129,668	116,799	466,402
Marketing and selling, net	192,410	176,795	91,528	87,713	375,358
General and administrative, net	183,347	149,872	93,898	68,690	311,007
Total operating expenses	619,694	541,987	315,094	273,202	1,152,767
Operating income	307,526	221,847	157,817	116,483	489,053

Financial expenses, net	(70,128)	(60,266)	(31,171)	(29,081)	(151,125)
Other income (expenses), net	3,603	3,267	(1,343)	(2,029)	3,818
Income before income taxes	241,001	164,848	125,303	85,373	341,746
Taxes on income	(23,118)	(22,859)	(7,057)	(11,261)	(39,058)
	217,883	141,989	118,246	74,112	302,688

Equity in net earnings of affiliated companies	15,509	10,341	7,776	4,492	19,176

Net income	$233,392	$152,330	$126,022	$78,604	$321,864

Less: net income attributable to non-controlling interests	(608)	(292)	(323)	(239)	(726)
Net income attributable to Elbit Systems Ltd.'s shareholders	$232,784	$152,038	$125,699	$78,365	$321,138

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.17	$3.42	$2.76	$1.76	$7.22
Diluted net earnings per share	$5.05	$3.41	$2.69	$1.76	$7.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	45,052	44,469	45,513	44,476	44,480
Diluted earnings per share (in thousands)	46,122	44,641	46,697	44,623	44,709

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(US Dollars in thousands)

	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$233,392	$152,330	$321,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,255	78,122	158,391
Stock-based compensation	11,496	5,705	15,760
Amortization of series B, C and D related issuance costs, net	393	248	493
Deferred income taxes and reserve, net	(14,751)	6,045	1,649
Loss (gain) on sale of property, plant and equipment	1,727	(317)	(596)
Loss on sale of investment, remeasurement of investments held under fair value method	6,954	7,834	18,136
Equity in net earnings of affiliated companies, net of dividend received (*)	(6,608)	(4,999)	(8,213)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(358,217)	(300,943)	(473,926)
Increase in inventories, net	(171,708)	(405,263)	(480,309)
Increase (decrease) in trade payables and other payables and accrued expenses	348,910	(47,845)	65,663
Severance, pension and termination indemnities, net	(9,598)	(23,272)	(40,159)
Increase in contract liabilities	176,725	558,352	955,857
Net cash provided by operating activities	303,970	25,997	534,610
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(72,474)	(115,528)	(215,051)
Investments in affiliated companies and other companies, net	(100)	(1,098)	(3,603)
Proceeds from sale of property, plant and equipment	458	4,362	4,107
Proceeds from sale of investments and a subsidiary	—	7,376	25,970
Proceeds from (investment in) short-term deposits, net	(738,401)	(7,591)	9,923
Proceeds from sale of (investment in) long-term deposits, net	159	(441)	(180)
Net cash used in investing activities	(810,358)	(112,920)	(178,834)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	573,000	6	26
Issuance (repayment) of commercial paper, net	(95,036)	36,380	36,380
Repayment of long-term loans	(11,355)	(11,203)	(11,320)
Repayment of Series B, C and D Notes	(67,738)	(61,862)	(61,862)
Dividends paid	(49,103)	(44,473)	(88,958)
Change in short-term bank credit and loans, net	381	91,308	(162,120)
Net cash provided by (used in) financing activities	350,149	10,156	(287,854)

Net increase (decrease) in cash and cash equivalents	(156,239)	(76,767)	67,922
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$265,351	$197,429	$197,429
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$109,112	$120,662	$265,351
(*) Dividend received from affiliated companies	$8,901	$5,342	$10,963

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(US Dollars in millions)

Consolidated revenues by geographical regions:

	Six months ended June 30, 2025	%	Six months ended June 30, 2024	%	Three months ended June 30, 2025	%	Three months ended June 30, 2024	%	Year ended December 31, 2024	%
Israel	$1,279.6	33.1	$896.0	28.2	$670.5	34.0	$444.0	27.3	$1,988.0	29.1
North America	797.8	20.6	695.6	21.9	404.6	20.5	368.4	22.7	1,520.3	22.3
Europe	1,020.6	26.4	857.3	27.0	563.8	28.6	472.5	29.1	1,820.9	26.7
Asia-Pacific	605.1	15.6	542.8	17.1	261.9	13.3	235.7	14.5	1,132.7	16.6
Latin America	50.7	1.3	73.9	2.3	22.6	1.1	39.7	2.4	150.0	2.2
Other countries	114.7	3.0	114.5	3.5	49.3	2.5	65.9	4.0	216.0	3.1
Total revenue	$3,868.5	100.0	$3,180.1	100.0	$1,972.7	100.0	$1,626.2	100.0	$6,827.9	100.0

Consolidated revenues by segments:

	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024	Year ended December 31, 2024
Aerospace
External customers	$922.2	$782.2	$474.2	$414.7	$1,780.5
Intersegment revenue	118.9	120.9	62.6	66.5	255.8
Total	1,041.1	903.1	536.8	481.2	2,036.3
C4I and Cyber
External customers	417.2	359.6	213.0	175.1	750.6
Intersegment revenue	29.6	25.1	13.8	12.6	49.2
Total	446.8	384.7	226.8	187.7	799.8
ISTAR and EW
External customers	614.6	561.6	311.1	264.4	1,118.6
Intersegment revenue	113.9	103.3	56.4	54.4	199.4
Total	728.5	664.9	367.5	318.8	1,318.0
Land
External customers	1,106.0	741.4	566.8	380.7	1,605.1
Intersegment revenue	37.9	41.4	16.3	22.0	74.3
Total	1,143.9	782.8	583.1	402.7	1,679.4
ESA
External customers	808.5	735.3	407.6	391.3	1,573.1
Intersegment revenue	4.9	1.7	1.6	1.6	12.6
Total	813.4	737.0	409.2	392.9	1,585.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	4,173.7	3,472.5	2,123.4	1,783.3	7,419.2
Less - intersegment revenue	(305.2)	(292.4)	(150.7)	(157.1)	(591.3)
Total revenues	$3,868.5	$3,180.1	$1,972.7	$1,626.2	$6,827.9

Earnings Release
Non-GAAP financial data:

The following non-GAAP financial data, including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company's shareholders, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses non-GAAP diluted net earnings per share attributed to Company's shareholders to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe non-GAAP diluted net earnings per share attributable to Company's shareholders is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024	Year ended December 31, 2024
GAAP gross profit	$927.2	$763.8	$472.9	$389.7	$1,641.8
Adjustments:
Amortization of purchased intangible assets(*)	8.0	10.6	4.0	4.2	18.9
Stock based compensation	1.7	0.9	0.9	0.5	2.4
Uncompensated labor costs related to "Swords of Iron" war	4.0	4.3	2.6	1.8	7.9
Non-GAAP gross profit	$940.9	$779.6	$480.4	$396.2	$1,671.0
Percent of revenues	24.3%	24.5%	24.4%	24.4%	24.5%

GAAP operating income	$307.5	$221.8	$157.8	$116.5	$489.1
Adjustments:
Amortization of purchased intangible assets(*)	15.5	18.4	7.7	8.1	34.2
Stock based compensation	11.5	5.7	5.8	3.3	15.8
Uncompensated labor costs related to "Swords of Iron" war	5.8	6.2	3.8	2.6	11.3
Non-GAAP operating income	$340.3	$252.1	$175.1	$130.5	$550.4
Percent of revenues	8.8%	7.9%	8.9%	8.0%	8.1%

GAAP net income attributable to Elbit Systems’ shareholders	$232.8	$152.0	$125.7	$78.4	$321.1
Adjustments:
Amortization of purchased intangible assets(*)	15.5	18.4	7.7	8.1	34.2
Stock based compensation	11.5	5.7	5.8	3.3	15.8
Uncompensated labor costs related to "Swords of Iron" war	5.8	6.2	3.8	2.6	11.3
Capital gain	—	—	—	—	(2.0)
Revaluation of investment measured under fair value option	6.8	7.4	6.8	7.4	19.4
Non-operating foreign exchange gains	(1.5)	(12.3)	2.6	(4.9)	(0.6)
Tax effect and other tax items, net	(2.7)	(4.0)	(1.4)	(2.2)	(7.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$268.2	$173.4	$151.0	$92.7	$391.5
Percent of revenues	6.9%	5.5%	7.7%	5.7%	5.7%

GAAP diluted net EPS attributable to Elbit Systems' shareholders	$5.05	$3.41	$2.69	$1.76	$7.18
Adjustments, net	0.76	0.48	0.54	0.32	1.58
Non-GAAP diluted net EPS attributable to Elbit Systems' shareholders	$5.81	$3.89	$3.23	$2.08	$8.76
(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.